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SEC Mail
Mail Processing
Section

MAY 1_ 2008

Washington, DC
103

08028291

STATES
HANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YYY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TULLY & HOLLAND INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 WILLIAM STREET
(No. and Street)

WELLESLEY	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY TULLY — 781-239-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

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OATH OR AFFIRMATION

I, TIMOTHY TULLY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TULLY & HOLLAND INCORPORATED , as of MARCH 31 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TRACEY NICHOLSON
Notary Public
Commonwealth of Massachusetts
My Commission Expires Dec 26, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY AND HOLLAND INCORPORATED

FINANCIAL STATEMENTS

MARCH 31, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Tully and Holland Incorporated

We have audited the accompanying statement of financial condition of Tully and Holland Incorporated as of March 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the fifteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tully and Holland Incorporated as of March 31, 2008, and the results of their operations and their cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
April 17, 2008

TULLY AND HOLLAND INCORPORATED
STATEMENT OF FINANCIAL CONDITION
March 31, 2008

ASSETS

Cash	$	151,400
Accounts receivable		18,637
Property and equipment, at cost, less accumulated depreciation of $95,442		28,124
Other assets		26,532
	$	224,693

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	16,620
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		124,198
Retained earnings		182,689
Less 200 shares of common stock in treasury, at cost		(98,817)
Total stockholder's equity		208,073
	$	224,693

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF INCOME
For the Fifteen Months Ended March 31, 2008

Revenues:	
Investment banking and consulting	$ 1,208,946
Interest and dividends	3,911
Other income	94,816
	1,307,673
Expenses:	
Employee compensation and benefits	916,525
Communications and data processing	33,596
Occupancy	124,610
Other expenses	368,609
	1,443,340
Loss before income taxes	(135,667)
Provision for income taxes	2,016
Net loss	$ (137,683)

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Fifteen Months Ended March 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2007	$ 3	$ 124,198	$ 369,076	$ (98,817)	$ 394,460
Net loss	-	-	(137,683)	-	(137,683)
Distributions	-	-	(48,704)	-	(48,704)
Balance, March 31, 2008	$ 3	$ 124,198	$ 182,689	$ (98,817)	$ 208,073

The accompanying notes are an integral part of these financial statements

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CASH FLOWS
For the Fifteen Months Ended March 31, 2008

Cash flows from operating activities:	
Net loss	$ (137,683)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,404
Decrease in accounts receivable	5,198
Decrease in securities owned	370,838
Increase in other assets	(8,105)
Decrease in accounts payable and accrued expenses	(52,590)
Total adjustments	332,745
Net cash provided by operating activities	195,062
Cash flows from investing activities	
Purchase of property and equipment	(8,669)
Cash flows from financing activities	
Distributions to shareholder	(48,704)
Increase in cash	137,689
Cash at January 1, 2007	13,711
Cash at March 31, 2008	$ 151,400

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

TULLY AND HOLLAND INCORPORATED
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Consulting

Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, and general financial advisory services. Investment banking management fees are generated primarily from retainer payments and success fees which are paid in cash upon the successful completion of a transaction.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its sole shareholder, has made and election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income (loss) contains no provision for federal income taxes.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

Advertising

The Company expenses advertising costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 50,718
Furniture, fixtures and equipment	55,180
Leasehold improvements	17,668
	123,566
Less: Accumulated depreciation	95,442
	$ 28,124

Depreciation expense for the fifteen months ending March 31, 2008 was $17,404.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008 the Company had net capital of $134,780, which was $129,780 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

NOTE 4 - LONG TERM LEASES

Office

The Company conducts its operations from offices that were leased at $8,351 per month. Rent expense for the fifteen months ended March 31, 2008 was $124,501. Future minimum lease payments for this non-cancelable operating lease at March 31, 2008 are as follows.

Year ended March 31,	
2009	$100,291
2010	101,288
2011	93,533
	$295,112

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle under a five year operating lease expiring December 2008, to an officer/shareholder of the Company. The lease requires monthly rentals of $1,350.

Lease expense for the fifteen months ended March 31, 2008 amounted to $20,250. Future minimum rentals under the operating lease agreement for the years ending March 31, are as follows:

2009	$12,150

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company sponsors a profit sharing plan which covers substantially all employees who meet minimum age and service requirements. Funding of the profit sharing plan is discretionary. The Company has elected to make a profit sharing contribution of $10,430 for 2007.

NOTE 8 - ADDITIONAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash paid during the year for:

Interest	$ 0
Income taxes	$ 2,016

TULLY AND HOLLAND INCORPORATED

SUPPLEMENTARY SCHEDULES

MARCH 31, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Tully and Holland Incorporated

We have audited the accompanying financial statements of Tully and Holland Incorporated for the fifteen months ended March 31, 2008, and have issued our report thereon dated April 17, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
April 17, 2008

SCHEDULE I

TULLY AND HOLLAND INCORPORATED
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2008

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 16,620
Net capital:	
Common stock	$ 3
Additional paid-in capital	124,198
Retained earnings	182,689
Treasury stock	(98,817)
	208,073
Adjustments to net capital:	
Accounts receivable	(18,637)
Property and equipment	(28,124)
Other assets	(26,532)
Net capital, as defined	$ 134,780
Net capital requirement	$ 5,000
Net capital in excess of requirement	$ 129,780
Ratio of aggregate indebtedness to net capital	0.12 to 1
Reconciliation with Company's computation included in Part IIA of Form 17a-5(a) as of March 31, 2008 as reported in Company's (unaudited) focus report	$ 136,196
Net audit adjustments	(1,213)
Decrease in non-allowables and haircuts	(203)
Net Capital per above	$ 134,780

SCHEDULE II

TULLY AND HOLLAND INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2008

Tully and Holland Incorporated is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Tully and Holland Incorporated

In planning and performing our audit of the financial statements of Tully and Holland Incorporated (the Company), for the fifteen months ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
April 17, 2008

END